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                          February 4, 2021

       Manuel C. Alves Aivado, M.D., Ph.D.
       President and Chief Executive Officer
       Aileron Therapeutics, Inc.
       290 Pleasant Street, Unit 112
       Watertown, Massachusetts 02472

                                                        Re: Aileron
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 29,
2021
                                                            File No. 333-252587

       Dear Dr. Alves Aivado:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stuart M. Falber, Esq.